EXHIBIT 99.1

Himax Technologies, Inc. Declares Cash Dividend for FY2015

13 cents per ADS payable on August 03, 2016

TAINAN, Taiwan, June 20, 2016 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) (“Himax” or “Company”), a supplier and fabless manufacturer of advanced display drivers and other semiconductor products, today declared a cash dividend of 13 cents per ADS, equivalent to 6.5 cents per ordinary share, for the year of 2015.

The cash dividend will be payable on August 03, 2016 to all the shareholders of record as of July 22, 2016. The ADS book will be closed for issuance and cancellation from July 15, 2016 to July 22, 2016. Typically, Himax pays out its yearly dividend at approximately the middle of its current calendar year based on the Company's previous year's financial performance.

"Since our IPO in 2006, we have remained committed to a dividend policy," began Mr. Jordan Wu, President and Chief Executive Officer of Himax Technologies, Inc. "Himax dividend is based on our prior year’s profitability. The payout ratio and yield of our dividend is compared to those of other dividend paying companies in our sector which we work to maintain our high competitive standards. The payout ratio of 89.0% demonstrates our continued support of our shareholder base and strong confidence in the positive outlook for revenues and earnings growth in 2016 as well as our long-term strategy and growth opportunities. In addition to dividend distribution, our cash will also be allocated to expand our LCOS microdisplay and WLO facilities."

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and head-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 1,900 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 2,819 patents granted and 511 patents pending approval worldwide as of March 31, 2016. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2015 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Penny Lin, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22320
Fax: +886-2-2314-0877
Email: penny_lin@himax.com.tw
www.himax.com.tw

Investor Relations- US Representative

John Mattio, Founder
Lamnia International, LLC.
Tel: +1 (203) 885 -1099
Direct: +1 (203) 885 -1058
Email: jmattio@lamniaintl.com
www.lamniaintl.com